SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Intevac, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6 1/2% Convertible Subordinated Notes Due 2004

(Title of Class of Securities)

4661148AA6

4661148AC2
U4606QAA7
(CUSIP Numbers of Class of Securities)

Kevin Fairbairn

Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler, Esq.

Michael Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$37,545,000.00	$3,454.14

(1)	Estimated for the purpose of calculating the amount of the filing fee only. Intevac, Inc. is offering to exchange each $1,000 aggregate principal amount of its outstanding 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) tendered for (a) $185 in cash and (b) $815 of its new 6 1/2% Convertible Subordinated Notes due 2009 (the “Exchange Notes”). The estimated transaction value is the value of the maximum amount of Existing Notes that Intevac may receive from tendering holders in the exchange offer above, which value, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, is the book value as of April 30, 2002 of the Exchange Notes issued as above. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of value.

(2) Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/ A
Form or Registration No.: N/ A
Filing party: N/ A
Date filed: N/ A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(1)(A)
EXHIBIT (A)(1)(B)
EXHIBIT (A)(1)(C)
EXHIBIT (A)(1)(D)
EXHIBIT (A)(1)(E)
EXHIBIT (D)(2)

     This Amendment No. 4 to a Tender Offer Statement on Schedule TO (the “Statement”) amends and supplements the Statement originally filed by Intevac, Inc., a California corporation (“Intevac” or the “Company”), on May 8, 2002, as amended on May 24, 2002, June 6, 2002 and June 14, 2002, in connection with its offer to exchange (the “Exchange Offer”) each $1,000 aggregate principal amount of its outstanding 6 1/2% Convertible Subordinated Notes due 2004 (the “Existing Notes”) tendered for (a) $185 in cash and (b) $815 of its new 6 1/2% Convertible Subordinated Notes due 2009 (the “Exchange Notes”). As of the date of this amendment, $37,545,000 principal amount of Existing Notes are outstanding. The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular dated June 21, 2002 (the “Offering Circular”) and the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the “Disclosure Documents”).

      The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in the Statement, except as otherwise indicated. Except as amended by this amendment and the revised Disclosure Documents, all of the terms of the Exchange Offer and all disclosure set forth in the Statement remain unchanged.

Item 4.	Terms of the Transaction.

      Item 4 is hereby amended and restated as follows:

      (a) The information set forth in the sections of the Offering Circular titled “Summary Term Sheet,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “The Exchange Offer,” “Description of Exchange Notes,” “Description of Existing Notes,” “Book-Entry System — The Depository Trust Company” and “U.S. Federal Income Tax Consequences” are incorporated herein by reference.

      (b) Norman H. Pond, our chairman of the Board, Edward Durbin, a director of the Company and Chief Operating Officer of Foster City, LLC, an entity which holds approximately 46.4% of our outstanding Common Stock, and Charles B. Eddy III, our Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary individually own $1,490,000, $980,000 and $50,000, respectively, and together own $2,520,000 of our Existing Notes, or 6.7% of the aggregate outstanding principal amount. They have agreed to tender all of their Existing Notes.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

      Item 5 is hereby amended and restated as follows:

      (e) The information set forth above in Item 4(b) and in the sections of the Offering Circular titled “Financing Strategy,” “Description of Exchange Notes,” and “Description of Existing Notes,” are incorporated herein by reference. The Company has entered into an employment agreement with Kevin Fairbairn, our President and Chief Executive Officer, which provides that the vesting of Mr. Fairbairn’s options may accelerate upon a change of control of the Company. The Exchange Offer would not be considered a change of control of the Company. Except as described in the Offering Circular and other than the respective Indentures governing the Existing Notes and Exchange Notes, which are filed as exhibits to this Schedule TO, no agreement, arrangement or understanding exists between Intevac (including any person specified in Instruction C of this Schedule TO) and any other person with respect to any Existing Notes or Exchange Notes.

Item 7.     Source and Amount of Funds or Other Consideration.

      Item 7 is hereby amended and restated as follows:

      (a) Intevac expects to obtain the cash required to consummate the Exchange Offer, up to the maximum of $6,945,825 if all of the Existing Notes are tendered, from current cash reserves.

      (b) All financial conditions required for issuance of new securities and cash pursuant to the Exchange Offer have been satisfied.

      (d) Not applicable.

1

Item 12.	Exhibits.

      Item 12 hereby is amended and restated as follows:

Exhibit
No.	Description

(a)(1)(a)	Offering Circular dated June 21, 2002.(1)
(a)(1)(b)	Letter of Transmittal.(1)
(a)(1)(c)	Letter to Broker-Dealers.(1)
(a)(1)(d)	Letter to Clients.(1)
(a)(1)(e)	Notice of Guaranteed Delivery.(1)
(a)(1)(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(2)
(a)(5)(a)	Press release dated May 8, 2002.(2)
(a)(5)(b)	Investor Presentation.(2)
(a)(5)(c)	Press release dated June 6, 2002.(3)
(a)(5)(d)	Press release dated June 20, 2002.(4)
(d)(1)	Indenture, dated as of February 15, 1997, between Intevac and State Street Bank and Trust Company of California, N.A.(5)
(d)(2)	Form of Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A.(1)

(1)	Filed herewith.

(2)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule T-O (file no. 5-48450, filed on May 8, 2002).

(3)	Incorporated by reference to Intevac’s Tender Offer Statement Amendment No. 2 on Schedule T-O (file no. 5-48450) filed on June 6, 2002).

(4)	Incorporated by reference to Intevac’s written communication relating to an issuer on Schedule TO-C (filed on June 20, 2002).

(5)	Incorporated by reference to Exhibit 4.2 to Intevac’s Registration Statement on Form S-3 (file no. 333-24275).

2

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

INTEVAC, INC.

By:	/s/ KEVIN FAIRBAIRN

Name: Kevin Fairbairn
Title: President and Chief Executive Officer

Date: June 21, 2002

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(a)	Offering Circular dated June 21, 2002.(1)
(a)(1)(b)	Letter of Transmittal.(1)
(a)(1)(c)	Letter to Broker-Dealers.(1)
(a)(1)(d)	Letter to Clients.(1)
(a)(1)(e)	Notice of Guaranteed Delivery.(1)
(a)(1)(f)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.(2)
(a)(5)(a)	Press release dated May 8, 2002.(2)
(a)(5)(b)	Investor Presentation.(2)
(a)(5)(c)	Press release dated June 6, 2002.(3)
(a)(5)(d)	Press release dated June 20, 2002(4)
(d)(1)	Indenture, dated as of February 15, 1997, between Intevac and State Street Bank and Trust Company of California, N.A.(5)
(d)(2)	Form of Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A.(1)

(1)	Filed herewith.

(2)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule T-O (file no. 5-48450, filed on May 8, 2002).

(3)	Incorporated by reference to Intevac’s Tender Offer Statement Amendment No. 2 on Schedule T-O (file no. 5-48450) filed on June 6, 2002).

(4)	Incorporated by reference to Intevac’s written communication relating to an issuer on Schedule TO-C (filed on June 20, 2002).

(5)	Incorporated by reference to Exhibit 4.2 to Intevac’s Registration Statement on Form S-3 (file no. 333-24275).